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Marc Rivera Partner 202.350.3643 direct marc.rivera@afslaw.com

July 7, 2025

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, DC 20549

Attention: Christie Wong, Michael Fay, Jane Park and Margaret Sawicki

Re:	YD Bio Limited

Amendment No. 7 to Registration Statement on Form F-4

Filed June 30, 2025

File No. 333-283428

Ladies and Gentlemen:

This letter is being submitted on behalf of YD Bio Limited (the “Company”) in response to the comment letter, dated July 3, 2025, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 7 to Registration Statement on Form F-4 filed on June 30, 2025 (the “Registration Statement”). Concurrently with this response, the Company has filed Amendment No. 8 to the Registration Statement on Form F-4/A pursuant to the Staff’s comments (the “Amended Registration Statement”).

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July 7, 2025 Page 2

Amendment No. 7 to Form F-4 filed June 30, 2025

Exhibits

1.	We note the following opinion in Exhibit 8.1: “Based on and subject to the foregoing, including, without limitation, the qualifications, exceptions and assumptions set forth above and the exceptions, qualifications and limitations set forth below, in our opinion . . . (ii) the statements of United States federal income tax law with respect to the Parent Merger on the date hereof, or the holding or disposition of Pubco shares received in connection with the Parent Merger, as set forth in the Registration Statement under the caption “Material U.S. Federal Income Tax Considerations,” are accurate in all material respects,” and a similar opinion appears in Exhibit 8.2: “Based on and subject to the foregoing, the qualifications, exceptions, assumptions, qualifications and limitations contained herein and in the Registration Statement, it is our opinion that . . . (ii) the statements in the Registration Statement set forth under the caption “Material U.S. Federal Income Tax Considerations,” to the extent that they constitute descriptions or summaries of material U.S. federal income tax considerations attributable to the Merger or to the holding or disposition of Pubco shares received in connection with the Merger, are accurate in all material respects.” The “fairness” or “accuracy” of the prospectus disclosure is not the appropriate subject of the opinion. Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Refer to Section III.C.2 of Staff Legal Bulletin No. 19.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statements noted in the Staff’s comment above have been removed from the revised tax opinions filed as Exhibits 8.1 and 8.2 to the Amended Registration Statement.

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July 7, 2025 Page 3

Should you have any questions regarding the foregoing, please do not hesitate to contact Marc Rivera at (202) 350-3643.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Marc Rivera
By: Marc Rivera

Enclosures